Deere & Company
Law Department
One John Deere Place, Moline, IL 61265 USA
Phone: 309-765-5161
Fax (309) 749-0085 or (309) 765-5892
Email: DaviesToddE@JohnDeere.com

Todd E. Davies
Corporate Secretary &
Associate General Counsel

13 October 2020

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Melissa Kindelan
Senior Staff Accountant

Eiko Yaoita Pyles
Staff Accountant

Subject:	Deere & Company
Form 10-Q for the Quarterly Period Ended August 2, 2020
Filed August 27, 2020
Commission File No. 001-04121

Dear Ms. Kindelan and Ms. Pyles:

On behalf of Deere & Company, a Delaware corporation (“Deere” or the “Company”), set forth below is the Company’s response to the comment of the Division of Corporation Finance of the Securities and Exchange Commission, dated September 29, 2020, pertaining to the Company’s Form 10-Q for the quarterly period ended August 2, 2020.

Comment:

Form 10-Q for the Quarterly Period Ended August 2, 2020

Condensed Notes to Interim Consolidated Financial Statements (Unaudited)

Note 21. Consolidating Data, page 42

Please tell us the purpose of these supplemental schedules, what they reconcile to and why they are included in the footnotes to the financial statements. As part of your response, explain your basis for including the Financial Services segment using the equity method of accounting in your presentation of Equipment Operations and tell us how you considered Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

13 October 2020

Response:

The Company's response addresses the comment in the following order:

•	What is the purpose of the supplemental schedules (Supplemental Schedules)?
•	What do the Supplemental Schedules reconcile to?
•	Why are the Supplemental Schedules included in a footnote?
•	What is the basis of using the equity method of accounting in the presentation of Financial Services results in the Equipment Operations?
•	The Company’s consideration of Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Purpose of the Supplemental Schedules. The Equipment Operations, composed of the agriculture and turf segment and construction and forestry segment, and Financial Services, the Company’s financial services segment, which is mainly the captive finance company, participate in fundamentally different industry sectors. As a result, the two components manage their liquidity profiles differently and metrics used to evaluate performance against sector participants vary between them. The purpose of presenting the income statement, balance sheet, and statement of cash flows bifurcated between these two parts in the Supplemental Schedules is to help the Company’s stakeholders better understand and assess each part’s respective performance and financial position.

The Equipment Operations primarily generate earnings and cash flow by manufacturing and distributing equipment, service parts, and technology solutions to dealers and end users. As these operations require efficient utilization of assets, such as manufacturing plants, and inventory, the debt leverage profile with higher reliance on shareholder’s equity and lower level of debt differs from that of a finance company. Performance is evaluated by efficient asset utilization and the ability to generate a high ratio of operating cash flows to net sales. Performance, therefore, is measured primarily on return on sales and return on assets.

Financial Services primarily finances sales and leases by dealers of new and used equipment that is largely manufactured by the Company. The earnings and cash flow generally are the difference between the finance income received from customer payments less interest expense, and depreciation on equipment subject to an operating lease. Similar to other finance companies, Financial Services balance sheet is leveraged much higher than the Equipment Operations as a means of raising liquidity to support the portfolio of receivables and leases. For example, at August 2, 2020, Financial Services ratio of interest-bearing debt to stockholder’s equity was 7.9 to 1, compared to the Equipment Operations’ .86 to 1. Financial Services performance is measured primarily on return on equity.

Through long-standing interactions with equity and fixed income investors, the financial analyst community, credit rating agencies, and others, these stakeholders have expressed a strong preference for the detailed, bifurcated presentation of the Equipment Operations and Financial Services as shown in the Supplemental Schedules to better evaluate the two distinct operations, as well as the overall enterprise.

What do the Supplemental Schedules reconcile to? In the Company’s organizational structure, the registrant, Deere & Company, is the parent of and its manufacturing, distribution, and technology businesses are included in the Equipment Operations group. Deere & Company also owns all the Financial Services subsidiaries. As a result of using the equity method of

13 October 2020

accounting, discussed further below, parts of the Supplemental Schedules agree to the consolidated financial statements. These parts include net income attributable to Deere & Company, total stockholders’ equity, and total cash, cash equivalents, and restricted cash. In the current Supplemental Schedules presentation, however, due to elimination of intercompany transactions necessary to arrive at consolidated totals, not all line items in the statements can be fully reconciled by adding the Equipment Operations amount with the Financial Services amount.

In consideration of the Staff’s comment, the Company proposes a clarifying change beginning with the Form 10-K for the fiscal year ending November 1, 2020 (2020 Form 10-K). The presentation will be updated to provide the adjustments between the Supplemental Schedules and consolidated statements to provide a full reconciliation to the consolidated GAAP presentation for each statement. In addition, the Supplemental Schedules included as part of the Company’s quarterly earnings release on Form 8-K (2020 Form 8-K) will also be revised beginning with the fourth quarter of 2020 Form 8-K.

Appendix 1 illustrates a preliminary draft of the proposed presentation of the Supplemental Schedules for the period ended August 2, 2020 only. If the Company’s proposed presentation is acceptable to the Staff, the periods presented in the U.S. GAAP statements and the Supplemental Schedules will be the same. In addition, the Supplemental Schedules will include eliminating and reclassification adjustment explanations, which are not shown in Appendix 1.

Why are the Supplemental Schedules included in a footnote? Prior to 2002, the Company presented the Supplemental Schedules immediately after the financial statements. As a result of an SEC comment letter in 2002 addressing the Company’s fiscal year 2001 Form 10-K filed on December 21, 2001, the Company moved the Supplemental Schedules to the present location in the footnotes to the financial statements. While the Company believes including the information in an audited footnote subject to XBRL tagging was useful to investors the Company acknowledges that the supplemental presentation is not required under GAAP. Therefore, in consideration of the Staff’s comment, beginning with the 2020 Form 10-K, the Company proposes presenting the Supplemental Schedules, modified as mentioned previously, as part of Management’s Discussion and Analysis.

What is the basis of using the equity method of accounting to present the Financial Services results in the Equipment Operations? As mentioned above, in the Company’s organizational structure, the registrant, Deere & Company, is the parent of and its manufacturing, distribution, and technology businesses are included in the Equipment Operations group. Deere & Company also legally owns and consolidates all Financial Services subsidiaries. In order to segregate the operations of the two distinct businesses and reflect the legal and operational ownership structure, the Company presents the Financial Services results on an equity-method basis. This presentation is also consistent with how the various entities are treated in the Company’s internal reports. The other accounting alternatives for equity investments, either the fair value method or the practicability exception for equity investments without a readily determinable fair value (similar to the cost method), in the Company’s opinion would not provide the clearest representation of the financial results. Due to the ownership structure and the Equipment Operations’ significant influence over Financial Services, the Company views the equity method as the best presentation for the following reasons:

•	The Financial Services results are presented under an accrual method that allows the net income attributable to Deere & Company in the consolidated income statement and

13 October 2020

the Equipment Operations’ net income attributable to Deere & Company in the Supplemental Schedules to be the same.
•	The Equipment Operations’ investment in Financial Services is easily seen in the Equipment Operations’ balance sheet in the Supplemental Schedules.
•	The equity method eliminates the subjectivity of the fair value through the income statement model.
•	The external presentation matches the Company’s internal presentation of the Equipment Operations and Financial Services.

This approach is supported by the following excerpts from ASC 323, Investments — Equity Method and Joint Ventures:

The equity method is an appropriate means of recognizing increases or decreases measured by generally accepted accounting principles (GAAP) in the economic resources underlying the investments. Furthermore, the equity method of accounting closely meets the objectives of accrual accounting because the investor recognizes its share of the earnings and losses of the investee in the periods in which they are reflected in the accounts of the investee.

The equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee. The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee. Influence tends to be more effective as the investor’s percent of ownership in the voting stock of the investee increases. (ASC 323-10-04 and -05)

Consideration of Question 100.04 of the Non-GAAP C&DI. Question 100.04 of the non-GAAP Compliance and Disclosure Interpretations states the following:

Question: A registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. Can this measure be presented in documents filed or furnished with the Commission or provided elsewhere, such as on company websites?

Answer: No. Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G. [May 17, 2016]

The Company does not believe the Supplemental Schedules violate the principle addressed in Question 100.04. As discussed above, there are limited methods in U.S. GAAP to reflect consolidating information. The Company believes the use of the equity method is well understood by the investment community in the context of supplemental information as it has historically been used in preparing Schedule I - Condensed financial information of registrant and was required to be used in condensed consolidating information provided under Rule 3-10 of Regulation S-X (prior to the final amendments to Rule 3-10, issued March 2, 2020, under which a specific method is not specified). As a result, the Company believes the presentation is not misleading and does not violate Rule 100(b) of Regulation G.

13 October 2020

Conclusion:

We appreciate the Staff’s thoughtful comment and hope the Company’s proposals to further clarify the Supplemental Schedules in future filings are responsive.

We have prepared this response based upon current knowledge and information following review of our business operations. Should you have any questions or comments concerning this response to your comment letter, please contact me at (309) 765-5161.

Sincerely,

/s/ Todd E. Davies

Todd E. Davies
Corporate Secretary

13 October 2020

Supplemental Income Statement		Appendix 1
For the Nine Months Ended August 2, 2020
(In millions of dollars)
	Equipment Operations	Financial Services	Eliminations	Consolidated
Net Sales and Revenues
Net sales	$22,612			$22,612
Finance and interest income	75	$2,720	$(211)	2,584
Other income	597	196	(180)	613
Total	23,284	2,916	(391)	25,809

Costs and Expenses
Cost of sales	17,208		(2)	17,206
Research and development expenses	1,201			1,201
Selling, administrative and general expenses	1,989	483	(5)	2,467
Interest expense	237	747	(15)	969
Interest compensation to Financial Services	195		(195)
Other operating expenses	186	1,187	(174)	1,199
Total	21,016	2,417	(391)	23,042

Income of Consolidated Group before Income Taxes	2,268	499		2,767
Provision for income taxes	632	120		752
Income of Consolidated Group	1,636	379		2,015
Equity in Income (Loss) of Unconsolidated Subsidiaries and Affiliates
Financial Services	381	2	(381)	2
Other	(22)			(22)
Total	359	2	(381)	(20)
Net Income	1,995	381	(381)	1,995
Less: Net income attributable to noncontrolling interests	2			2
Net Income Attributable to Deere & Company	$1,993	$381	$(381)	$1,993

13 October 2020

Supplemental Balance Sheet	Appendix 1
As of August 2, 2020
(In millions of dollars)
	Equipment Operations	Financial Services	Eliminations		Consolidated
ASSETS
Cash and cash equivalents	$7,440	$750	$		$8,190
Marketable securities	8	632			640
Receivables from unconsolidated subsidiaries and affiliates	3,619			(3,593)	26
Trade accounts and notes receivable - net	1,251	5,595		(1,373)	5,473
Financing receivables - net	111	27,703			27,814
Financing receivables securitized - net	37	5,432			5,469
Other receivables	1,083	162		(28)	1,217
Equipment on operating leases - net		7,158			7,158
Inventories	5,650				5,650
Property and equipment - net	5,711	43			5,754
Investments in unconsolidated subsidiaries and affiliates	5,383	19		(5,203)	199
Goodwill	2,984				2,984
Other intangible assets - net	1,301				1,301
Retirement benefits	972	59			1,031
Deferred income taxes	1,865	56		(387)	1,534
Other assets	1,566	1,260		(2)	2,824
Total Assets	$38,981	$48,869		$(10,586)	$77,264

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Short-term borrowings	$853	$8,222	$		$9,075
Short-term securitization borrowings	37	5,324			5,361
Payables to unconsolidated subsidiaries and affiliates	80	3,593		(3,593)	80
Accounts payable and accrued expenses	8,834	2,134		(1,403)	9,565
Deferred income taxes	398	468		(387)	479
Long-term borrowings	10,217	23,820			34,037
Retirement benefits and other liabilities	5,671	105			5,776
Total liabilities	26,090	43,666		(5,383)	64,373

Commitments and contingencies (Note 16)
Redeemable noncontrolling interest

STOCKHOLDERS’ EQUITY
Common stock, $1 par value (issued shares at August 2, 2020 – 536,431,204)	4,750	2,121		(2,121)	4,750
Common stock in treasury	(17,671)				(17,671)
Retained earnings	31,128	3,498		(3,498)	31,128
Accumulated other comprehensive income (loss)	(5,319)	(416)		416	(5,319)
Total Deere & Company stockholders’ equity	12,888	5,203		(5,203)	12,888
Noncontrolling interests	3				3
Total stockholders’ equity	12,891	5,203		(5,203)	12,891
Total Liabilities and Stockholders’ Equity	$38,981	$48,869		$(10,586)	$77,264

13 October 2020

Supplemental Statement of Cash Flows	Appendix 1
For the Nine Months Ended August 2, 2020
(In millions of dollars)
	Equipment Operations	Financial Services	Eliminations	Consolidated
Cash Flows from Operating Activities
Net income	$1,995	$381	$(381)	$1,995
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	6	117		123
Provision for depreciation and amortization	787	925	(98)	1,614
Impairment charges	115	32		147
Share-based compensation expense			63	63
Undistributed earnings of unconsolidated subsidiaries and affiliates	(124)	(1)	120	(5)
Credit for deferred income taxes	(57)	(103)		(160)
Changes in assets and liabilities:
Trade receivables and Equipment Operations' financing receivables	116		510	626
Inventories	387		(388)	(1)
Accounts payable and accrued expenses	(567)	(38)	33	(572)
Accrued income taxes payable/receivable	(25)	29		4
Retirement benefits	77	11		88
Other	145	89	(99)	135
Net cash provided by operating activities	2,855	1,442	(240)	4,057

Cash Flows from Investing Activities
Collections of receivables (excluding trade and wholesale)		14,352	(1,115)	13,237
Proceeds from maturities and sales of marketable securities		70		70
Proceeds from sales of equipment on operating leases		1,310		1,310
Cost of receivables acquired (excluding trade and wholesale)		(15,367)	918	(14,449)
Purchases of marketable securities		(91)		(91)
Purchases of property and equipment	(591)	(3)		(594)
Cost of equipment on operating leases acquired		(1,836)	524	(1,312)
Decrease in trade and wholesale receivables		423	(423)
Collateral on derivatives - net	(6)	330		324
Other	(55)	(46)	89	(12)
Net cash used for investing activities	(652)	(858)	(7)	(1,517)

Cash Flows from Financing Activities
Increase (decrease) in total short-term borrowings	(32)	202		170
Change in intercompany receivables/payables	(1,468)	1,468
Proceeds from long-term borrowings	4,592	3,739		8,331
Payments of long-term borrowings	(179)	(5,618)		(5,797)
Proceeds from issuance of common stock	111			111
Repurchases of common stock	(263)			(263)
Dividends paid	(718)	(260)	260	(718)
Other	(86)	(11)	(13)	(110)
Net cash provided by (used for) financing activities	1,957	(480)	$247	1,724

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	95	(15)		80
Net Increase in Cash, Cash Equivalents, and Restricted Cash	4,255	89		4,344
Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	3,196	760		3,956
Cash, Cash Equivalents, and Restricted Cash at End of Period	$7,451	$849		$8,300